	Notes Linked to a Basket of Two Automobile Industry Stocks
Issuer	HSBC USA Inc. ("HSBC")
Principal Amount	$10.00 per unit
Term	Approximately four years
Market Measure	An equally weighted basket of two automobile industry stocks comprised of Ford Motor Company (NYSE symbol: "F") and General Motors Company (NYSE symbol: "GM") (each, a "Basket Stock")
Payout Profile at Maturity	• 2-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value • 1-to-1 downside exposure to decreases in the Market Measure, with 100% of your investment at risk
Capped Value	[$24.00 - $26.00] per unit, a [140% - 160%] return over the principal amount, to be determined on the pricing date
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/83246/000114420417027711/v467043_fwp.htm
Exchange Listing	No



This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.

You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

<u>Risk Factors</u>
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
• Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
• Payments on the notes, including repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
• Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Basket Stocks.
• Changes in the price of one of the Basket Stocks may be offset by changes in the price of the other Basket Stock.
• The estimated initial value of the notes on the pricing date will be less than their public offering price.
• If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
• You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive shares of the Basket Stocks or dividends or other distributions by the issuers of the Basket Stocks.
• We, MLPF&S and our respective affiliates do not control any company included in the Basket and have not verified any disclosure made by any other company. The companies included in the Basket will have no obligations relating to the notes.
• The payments on the notes will not be adjusted for all corporate events that could affect the Basket Stocks.
• The Basket is concentrated in the automotive industry. Adverse conditions affecting the automotive industry generally and the issuers of the Basket Stocks in particular may reduce your return on the notes.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

 **Enhanced Return**